FOIA CONFIDENTIAL TREATMENT

REQUESTED UNDER 17 C.F.R. §200.83

Confidential Treatment Requested by

Jumia Technologies AG

March 15, 2019

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

Via Edgar and Overnight Delivery

Unites States Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, NE,

Washington, DC 20549-7010.

Attention:	Jim Allegretto, Senior Assistant Chief Accountant
Scott Anderegg, Staff Attorney
Lilyanna Peyser, Special Counsel
Sondra Snyder, Staff Accountant

Re:	JUMIA TECHNOLOGIES AG
Registration Statement on Form F-1
File No. 333-230207

Securities and Exchange Commission

Division of Corporation Finance

Ladies and Gentlemen:

We are submitting this letter on behalf of Jumia Technologies AG (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form F-1 (File No. 333-230207) (the “Registration Statement”) and in response to comments received from the Staff in your letter dated February 27, 2019 (the “Comment Letter”). In this letter, the Company is responding only to comment number 6 in the Comment Letter, the text of which we have incorporated into this response letter for convenience. The Company initially responded to comment number 6 in our letter dated March 12, 2019.

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned at +49-69-4272-5525 rather than rely on the U.S. mail for such notice.

Preliminary Price Range

The Company expects to include an anticipated price range in an amendment to the Registration Statement that would be filed shortly before the commencement of the road show for the initial public offering (the “IPO”). That price range will be subject to then-current market conditions, continuing discussions with the underwriters and any other factors affecting the Company or the proposed offering.

Based in part on information provided by the underwriters, the Company currently estimates that the anticipated offering prices to be reflected on the cover of the Company’s preliminary prospectus, if issued, would be a two to three dollar price range within or below the range of $[*] and $[*] per ADS (“Preliminary Price Range”) which results, based on a EUR/USD exchange rate of $1.1303 per euro, in a Company valuation of between €[*] million and €[*] million. These valuations include the issuance of shares to Pernod Ricard Deutschland GmbH pursuant to an investment agreement dated December 17/18, 2018, pursuant

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

Division of Corporation Finance

to which Pernod Ricard Deutschland GmbH agreed to invest €75 million into the Company. The payment was effected in full in January 2019. Please note that unless otherwise indicated, the per ADS amounts and ADS numbers in this letter reflect the impact of the issuance of 99,911,240 additional shares as a result of a capital increase from own resources that the Company effected in February 2019. The Company currently expects that one ADS will represent one common share in the Company.

The Company respectfully advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters. This valuation process is expected to occur shortly before the printing of the preliminary prospectus for the offering. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors, including but not limited to then-current market conditions, continuing discussions with the underwriters and subsequent business, market and other developments affecting the Company. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to the distribution of any preliminary prospectus.

Staff Comment and Supplemental Company Response

Comment

6. Once you have an estimated offering price or price range for shares to be issued in this offering, please explain to us in detail how you determined the fair value of the common stock underlying your equity issuances and disclose the reasons for any disparity between the valuations of your common stock in the twelve month period leading up to the initial public offering and the estimated offering price.

Supplemental Company Response

Jumia group granted stock options and participations during the period from January 1, 2018 through December 31, 2018 as indicated below. The stock options related, at the time of the grants, to equity interests in Jumia UG (haftungsbeschränkt) & Co. KG (“Jumia KG”), a direct subsidiary of Jumia Technologies AG, in which Jumia Technologies AG holds a 99.82% stake. Jumia KG is an intermediary holding company that directly or indirectly holds all operating subsidiaries and assets of the Jumia group. Due to this setup, the value of Jumia KG is, subject to the 0.18% non-controlling interest, the same as the value of Jumia Technologies AG.

In connection with the conversion of Africa Internet Holding GmbH into Jumia Technologies AG, the stock option holders were offered the opportunity to amend their respective option agreements to reflect the conversion of the Company, with the options thereafter exercisable for shares in the Company (the “roll up”). Approximately 260 option holders

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

Division of Corporation Finance

agreed to amend the related option agreements, so that the options would be exercisable for shares of Jumia Technologies AG following the conversion. Fifteen option holders did not participate in the roll up. Upon the consummation of the initial public offering, the Company can exercise drag along rights and cause the conversion of the options held by these fifteen option holders into options exercisable for shares of Jumia Technologies AG.

The number of stock options and participations granted on the grant dates listed below does not reflect the roll up and conversion of stock options subsequent to the conversion of Africa Internet Holding GmbH into Jumia Technologies AG.

The following table summarizes the grants of stock options and participations in 2018, the relevant exercise prices and weighted average estimated fair values per equity interest.

Grant date	Number of stock options/participations granted	Exercise price	Weighted average estimated fair value per equity interest
May 1, 2018	93.772	€ 1.00, €15.00, € 37.00	€ 91.56
December 1, 2018	3.684	€ 1.00, €15.00, € 37.00	€ 96.38

The stock options and participations granted relate to four different categories with differing vesting conditions and exercise prices. The categories are disclosed on page F-31 of the Registration Statement. Grants in 2018 related to the privileged tranche and the first three alternatives of the ordinary tranche. Based on those different categories, the table below reflects the estimated fair value by date based on each category granted.

Grant date	Number of stock options/participations granted	Exercise price per stock option/participation	Estimated fair value per stock option/participation	Category of stock option/participation
May 1, 2018	29.881	€ 1.00	€ 93.02	Privileged, Ordinary 1
May 1, 2018	49.329	€ 1.00	€ 89.23	Ordinary 2, Ordinary 3
May 1, 2018	10.125	–	€ 94.02	Participation
May 1, 2018	114	€ 15.00	€ 79.02	Ordinary 1
May 1, 2018	228	€ 15.00	€ 75.24	Ordinary 2, Ordinary 3
May 1, 2018	1.365	€ 37.00	€ 57.08	Ordinary 1

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

Division of Corporation Finance

Grant date	Number of stock options/participations granted	Exercise price per stock option/participation	Estimated fair value per stock option/participation	Category of stock option/participation
May 1, 2018	2.730	€ 37.00	€ 53.94	Ordinary 2, Ordinary 3
December 1, 2018	1.228	€ 1.00	€ 99.00	Ordinary 1
December 1, 2018	2.456	€ 1.00	€ 93.57	Ordinary 2, Ordinary 3

As stated in the Registration Statement, share-based compensation expense related to stock options and participations granted to employees was measured at the date of grant based on the estimated fair value of the award. The Registration Statement describes the Company’s use of the income and market approach and the Black-Scholes-Merton model for these purposes. Set forth below is additional information with respect to the application of this methodology with respect to the valuation used for the purposes of grants of stock options and participations since January 1, 2018.

Stock Option and Participation Grants Valuation Method

Valuation for the May 2018 Grants

With respect to the stock options and participations granted in May 2018, the Company determined the fair value of the equity interests of Jumia KG as of May 1, 2018 with the assistance of an independent third party. The valuation performed estimated the equity value of Jumia KG using a combination of income and market valuation methods.

The income approach is utilized to estimate the value based on the present value of future after-tax cash flows that a company is expected to generate over a multi-year forecast period. These future cash flows were discounted to their present values using a discount rate of approximately 20% based on an analysis of the weighted-average cost of capital, as of the valuation date, and reflect the risks inherent in the cash flows. A terminal value was estimated and added to the present value of the discrete period cash flows to arrive at an indication of value.

The market approach is utilized to estimate the fair value of a company by applying market multiples of comparable publicly-traded companies in a similar line of business. The market multiples were based on relevant metrics implied by the price that investors have paid for the equity of publicly traded companies. When considering which companies to include as Jumia’s comparable industry peer companies, the valuation focused on publicly-traded companies that were broadly comparable to Jumia based on consideration of the industry, markets and services provided. From the comparable companies, representative multiples of forecasted revenue and EBITDA were determined and applied to Jumia group’s operating results to estimate the value of Jumia KG.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

Division of Corporation Finance

Taking an average of the income and market approaches, the valuation arrived at an estimated value. On the basis of this valuation, the Company’s board of directors determined a value of €1,366 million for Jumia KG as of May 1, 2018, the date of the first grant in 2018, corresponding to a fair value of €91.56 per equity interest.

Valuation for the December 2018 Grants

With respect to the stock options granted in December 2018, the Company determined the fair value of the shares of the Company with reference to the purchase price agreed with a new third-party investor (Pernod Ricard Deutschland GmbH) in a contemporaneous private placement of shares. The purchase price was based on a pre-money valuation of the Company of €1,400 million. On this basis, the Company’s board of directors determined that the fair value of Jumia KG’s equity interests on December 1, 2018, the date of the second grant in 2018, was €96.38 per equity interest.

Stock Option Fair Value

To calculate the estimated fair value per stock option, the Company applied the Black-Scholes option pricing model taking into account the different exercise prices and vesting conditions. The valuation model utilized various assumptions including the equity value (blended approach as discussed above), expected volatility of equity, risk-free interest rate, expected term and discount for lack of marketability. As Jumia KG does not have a trading history for its equity interests, the expected share price volatility was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period commensurate to the expected term. The comparable companies used to derive the volatility were consistent with the group of comparable companies used to derive the discount rate. The assumptions for expected term are based on the terms and conditions of the employee stock option agreements and scheduled exercise windows.

Conclusion

The Company respectfully submits to the Staff that the equity values used for stock option and participation grants between May 1, 2018, and December 1, 2018 are, in light of the valuation of the Company based on the Preliminary Price Range, reasonable.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

Division of Corporation Finance

* * * * *

Please direct your questions or comments regarding this letter to the undersigned by telephone at +49-69-4272-5525.

Very truly yours,

SULLIVAN & CROMWELL LLP

/s/ Krystian Czerniecki
Krystian Czerniecki
cc:	Sacha Poignonnec

Jeremy Hodara

(Jumia Technologies AG)

Oliver Seiler

David Boles

(Latham & Watkins LLP)

Gaël Denis

(Ernst & Young Société anonyme)

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.